

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

December 1, 2017

<u>Via E-mail</u>
James G. Conroy
Boot Barn Holdings, Inc.
President and Chief Executive Officer
15345 Barranca Parkway
Irvine, California 92618

Re: Boot Barn Holdings, Inc.
Registration Statement on Form S-3
Filed November 22, 2017
File No. 333-221728

Dear Mr. Conroy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Howard A. Kenny, Esq.
Morgan Lewis & Bockius LLP